UNITED STATES SECURITIES AND EXCHANGE COMMISSION

December 5, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES ACT OF 1933

Massachusetts Mutual Life Insurance Company and Massachusetts Mutual Variable Life Separate Account I

 File Number: 333-50410

Massachusetts Mutual Life Insurance Company ("MMLC") on its own behalf and on behalf of Massachusetts Mutual Variable Life Separate Account I submitted an application under Rule 406 requesting confidential treatment for information they excluded from an exhibit to a post-effective amendment on Form N-6 (Post-effective amendment number 28) filed on November 21, 2017.

Based on representations by MMLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Ac*t, 5* U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from Exhibit 99.26(G)(VII)(2) will not be released to the public through November 21, 2027.

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

Brent J. Fields

Secretary